UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company

Corporate Taxpayer´s Registry No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Company), according to the Material Fact disclosed on December 7, 2018, informs its shareholders and the market in general that its Board of Directors approved the Board of Executive Officers´ proposal for the payment of additional interest on shareholders´ equity to the company´s shareholders, in the total amount of R$4,665,000,000.00, of which R$0.663820730 per common share and R$0.730202804 per preferred share, benefiting the shareholders who are registered in the Company’s records on December 21, 2018 (date of declaration), whereby the shares will be traded "ex-rights" at additional interest from December 26, 2018.

The payment will occur on March 8, 2019 by the net amount of R$0.564247621 per common share and R$0.620672383 per preferred share, after deducting the withholding income tax of 15% (15 percent), except for the legal entity shareholders who are exempt from such taxation, who will receive the declared amount.

The additional interest approved represents, approximately, 39 times the monthly interest paid, net of income tax at source, and will be included in the calculation of the mandatory dividends for the financial year provided for in the bylaws.

The interest relating to the shares in custody on B3 S.A. - Brasil, Bolsa, Balcão will be passed on to their holders through the respective custody agentes.

The following statement of the amounts paid and payable relating to 2018:

Amounts Paid	R$
Monthly interest on shareholders’ equity relating to the months from January to November	1,300,374,477.83
Interim interest on own shareholders’ equity declared on June 29, 2018 and paid on July 16, 2018	1,212,000,000.00
Subtotal - amounts paid(*)	2,512,374,477.83

Amounts Payable
Monthly interest on shareholders’ equity relating to the month of December, to be paid on January 2, 2019	121,221,294.91
Additional interest on shareholders´ equity to be paid on March 3, 2019	4,665,000,000.00
Subtotal of Amounts Payable	4,786,221,294.91

Total	7,298,595,772.74

(*) it considers the bonus approved in the EGM of March 12, 2018.

Per share in R$

Type	Monthly interest on shareholders’ equity	Interim interest on shareholders’ equity for the 1st semester	Additional interest	Total
Common	0.206997912	0.172465322	0.663820730	1.043283964
Preferred	0.227697708	0.189711854	0.730202804	1.147612366

The Company may, based on the results to be calculated at the end of the financial year of 2018, distribute new interest and/or dividends to the shareholders.

Cidade de Deus, Osasco, SP, December 21, 2018

Banco Bradesco S.A.

Denise Pauli Pavarina

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.